EXHIBIT 5

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.’s 2007 Second Quarter MD&A dated July 31, 2007 (available at http://www.bce.ca/data/documents/reports/en/2007/q2/2007q2-sr-en.pdf) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2007 SECOND QUARTER RESULTS

  Strong gross wireless activations with continuing ARPU growth
  Winbacks growing; NAS losses stable
  Steady Bell EBITDA growth; productivity improvements
  EPS of $0.83; $0.56 before special items
  Net earnings of $667 million; $445 million before special items

MONTRÉAL, August 1, 2007 – Bell Canada’s focus on profitability in both its wireline and wireless segments led to steady EBITDA growth as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the second quarter of 2007.

BCE achieved two key objectives this quarter, concluding its review of strategic alternatives while continuing to deliver on its business plan, with a particular focus on improving its wireless segment, according to Michael Sabia, Chief Executive Officer of Bell Canada.

“We concluded our review of strategic alternatives with the signing of a Definitive Agreement for BCE to be taken private by an investor group led by Teachers’ Private Capital, Providence Equity Partners Inc., and Madison Dearborn Partners, LLC. The transaction is valued at $51.7 billion and offers BCE common shareholders $42.75 per share, a 40% premium over the undisturbed average trading price in the first quarter of 2007,” Mr. Sabia said.

“In addition, our wireless business regained momentum after two difficult quarters with strong gross activations,” Mr. Sabia said. “With forbearance pending in a number of our key markets, an improving wireline business and the introduction of the Bell Bundle, the company is now moving forward into the second half of the year on a solid foundation.”

The Bell wireless segment(1) had 389,000 gross activations this quarter, a 6.0% increase compared to the same period last year and its best ever second quarter result. Net activations this quarter were 63,000, significantly higher than the 13,000 experienced in Q1 of this year. However, as a result of higher churn, net activations were lower than the 97,000 in Q2 2006. Wireless network revenues grew by 8.9% due to subscriber growth and a $3 increase in ARPU. Wireless EBITDA increased by 14.9% to $401 million with EBITDA flow-through of 69%. EBITDA margins on network revenues increased to 43.6% .

“We are pleased with the progress made in wireless this quarter,” said George Cope, President and Chief Operating Officer of Bell Canada. “We were able to get our subscriber base growing again while continuing to deliver solid ARPU and EBITDA growth. Going forward, we must maintain momentum in our sales channels, continue to improve our handset line-up, promote our SOLO brand and renew our focus on reducing churn.”

“We are also encouraged by the continued solid performance of our wireline services against our business plan,” Mr. Cope said. “We had another quarter with fewer NAS losses than the previous year, good growth in video and high-speed Internet service revenues, and steady levels of cost savings as all units continued to focus on profitability.”

Bell’s residential unit had a strong quarter for winbacks accelerated by the establishment by the Canadian government in early April of new criteria relating to forbearance of local exchange services and the elimination of winback restrictions. Local access line (NAS) losses decreased for the second quarter in a row as Bell had moderating local line losses in its residential and SMB units and higher wholesale demand. The company expects its residential local access line losses will continue to stabilize throughout the balance of 2007 after it receives positive regulatory decisions on its forbearance applications. Some of these decisions could be issued as early as August 2007 and will provide Bell with the flexibility, among other things, to bundle, package and price local telephone services with other non-regulated services in its major markets.

Bell’s residential high-speed Internet revenues grew this quarter due to a growing subscriber base and pricing initiatives. ARPU increases led to video revenue growth of 12.6% this quarter. Bell’s SMB unit had higher VAS/VCIO revenues along with higher revenues from IP Broadband and high-speed Internet services. The Enterprise unit had higher IP Broadband service revenue as it continued to manage the pace of customer migrations to IP and was also able to continue to improve its margins on customer deals won. However, ICT hardware sales declined this quarter as lower margin opportunities were not pursued.

Bell delivered $122 million of cost savings this quarter across its wireline and wireless segments, continuing its commitment to cost reduction.

Financial Highlights
Bell’s revenues were $3,648 million this quarter, an increase of 1.4% compared to Q2 2006. BCE’s revenues increased by 1.5% to $4,438 million due to higher revenues at Bell, Bell Aliant and Telesat.

Bell’s operating income was $681 million, a decrease of 1.0% compared to the same period last year as higher amortization and restructuring expense offset higher EBITDA(2). BCE’s operating income increased 0.4% to $898 million as higher EBITDA offset higher amortization and restructuring expenses.

Bell’s EBITDA grew by 3.2% to $1,398 million due to ARPU growth, cost reductions and lower pension expenses, more than offsetting the continued erosion of higher margin legacy voice and data services. BCE’s EBITDA grew by 2.5% to $1,777 million this quarter due to EBITDA growth at Bell and Telesat.

BCE reported cash from operating activities of $1,414 million this quarter, or 8.6% higher than last year. Free cash flow(3) (FCF) this quarter was $236 million compared to FCF of $66 million last year, due to an increase in cash from operating activities and lower capital expenditures partly offset by an increase in dividends paid by Bell Aliant.

BCE’s net earnings per share (EPS) was $0.83 for the quarter compared to $0.53 for the same period last year. The increase relates to a gain from Bell Aliant’s sale of Aliant Directory Services (ADS), a favourable tax settlement and a lower number of BCE common shares outstanding partly offset by higher restructuring and other charges.

EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(4), the figure used for financial guidance purposes, was $0.56 in the quarter, compared to $0.54 in the same period last year reflecting a lower number of BCE common shares outstanding.

Operational Highlights
Bell launched the Bell Bundle this quarter, offering residential customers savings on each of two or more services from long distance, Internet, video and wireless. Approximately two-thirds of bundle sales in the quarter generated a new product sale and virtually all bundle sales generated either a new product sale or a product upgrade.

Customer service levels continued to improve this quarter. Bell’s first call resolution in consumer call centers improved by 4.2 percentage points to 78.7% compared to the same period last year. Missed appointment rates for wireline installations and repairs improved by 7% and 25% respectively and residential high-speed Internet repair times improved by almost 50%. Network quality continued to improve for wireless customers. Bell also opened 9 new corporate stores and added 36 new retail partner locations. Compared to the end of Q2 2006, Bell has increased the number of its corporate stores by 30% and its retail partner locations by 8.4%.

Bell Wireline Segment
The Bell Wireline segment continued to perform well against plan as record customer winbacks contributed to reduced year over year local access line (NAS) losses for the second quarter in a row since the launch of competing services by cable companies.

  Bell Wireline revenues decreased by 0.8% to $2,654 million this quarter as gains in video, high-speed Internet, IP Broadband, and VAS/VCIO revenues were more than offset by legacy revenue erosion and a decline in ICT sales.
  Bell Wireline operating income decreased 13.1% to $390 million despite relatively flat EBITDA due to higher amortization and restructuring and other expenses.
  Bell Wireline EBITDA declined 0.8% to $997 million as the ongoing erosion of our residential NAS customer base was largely offset by pricing initiatives, cost savings and lower pension expenses.
  Local and access revenues declined by 3.7% to $910 million due mainly to the loss of NAS and related line features to cable competitors. With local and access revenue declines of 7.8% in Q3 2006, 6.0% in Q4 2006, and 5.3% in Q1 2007, this quarters’ decline of 3.7% represents the third quarter in a row that the rate of revenue erosion was curtailed.
  Bell Wireline experienced fewer losses in its residential unit, as it experienced the best quarter to date for customer winbacks, as well as higher wholesale demand and moderating losses in the SMB unit. NAS levels declined by 114,000 this quarter, an improvement compared to the decline of 129,000 in Q2 2006.
  Long distance revenues declined by 8.6% to $307 million this quarter due to ongoing NAS erosion and substitution related impacts. However, the rate of decline of long distance revenues continues to show steady improvement due to various pricing actions.

  Data revenues increased 0.3% this quarter to $880 million due to growth in Internet revenues, higher IP Broadband revenues, and higher sales of VAS/VCIO solutions to SMB customers partly offset by the further erosion of legacy data services and lower enterprise ICT hardware sales.
  The Fiber-to-the-node program continued with 4,227 network nodes now deployed reflecting an increase of 435 this quarter.

High-speed Internet
High-speed Internet services performed well this quarter with solid subscriber and portal revenue growth as Bell continues to be Canada’s leading Internet service provider.

  Total subscribers grew by 9.7% to 1,959,000.
  Net additions of 29,000 subscribers, were 16.0% higher than Q2 2006, reflecting the success of our packages, retail execution and low levels of churn.
  Portal revenues grew by 23%.
  Sympatico / MSN had 19.7 million unique visitors this quarter, an increase of 7.1% compared to last year.
  Sympatico / MSN also had 79 million video streams, or three times more than last year.
  We launched Home Office Internet Solution, a suite of Internet products and services for home office customers.

Video
Bell’s video unit reported strong financial performance this quarter due to its increased ARPU reflecting price increases implemented over the last year, programming package upgrades, and higher pay-per-view revenues. The subscriber base, however, decreased during the quarter due primarily to the deactivation of non-paying accounts over and above the normal run rate resulting from an increased focus on accounts receivable collection and cash flow. Bell remains Canada’s leading digital TV and HD provider.

  Revenues grew by 12.6% to $322 million this quarter.
  ARPU increased by $4 to $58.
  EBITDA grew by 21.4% to $68 million with EBITDA margins of 21.1%.
  At the end of the quarter, there were 1,817,000 video subscribers, 7,000 less than at the end of Q1 but 3.4% higher than the end of Q2 2006.
  The video subscriber base decreased by 7,000 this quarter due to the deactivation of 8,000 non-paying accounts, continued softness in independent retail channels, and higher churn.
  Churn increased to 1.3%.

Bell Wireless Segment
The Bell Wireless segment experienced a significant improvement in gross and net additions compared to the first quarter and continued to deliver steady financial results.

  Bell Wireless revenues grew 7.4% to $1,006 million due to higher ARPU and a larger subscriber base, partly offset by lower equipment revenues. Wireless network revenues increased by 8.9%.
  Operating income increased by 21.8% to $291 million reflecting higher revenues.
  EBITDA increased 14.9% to $401 million with EBITDA flow-through of 69%. EBITDA margins on network revenues were 43.6%, an increase of 2.3 percentage points.
  Blended ARPU increased by $3 to $54. Wireless data revenue growth contributed to the increase.

  Blended churn of 1.8% was 0.2 percentage points higher than Q2 of 2006 reflecting an increase in postpaid churn of 0.3 percentage points to 1.4% due to the impact of wireless local number portability and a tighter policy on upgrades. Prepaid churn decreased slightly to 3.1%.
  The Bell Wireless customer base reached 5,884,000, an increase of 4.8%.
  Bell wireless had the best Q2 ever for total gross activations at 389,000, a 6.0% increase from last year due to higher prepaid activations. Postpaid activations improved significantly from Q1 levels but were 6.2% lower than Q2 2006.
  Total net activations were 63,000 this quarter, significantly higher than the 13,000 net activations in Q1 as sales strengthened month by month during the quarter.
  Rev A has now been overlaid to all of Bell’s high-speed Evolution, Data Optimized (EVDO) network, encompassing a footprint of approximately 68% of the Canadian population. Rev A enables peak download speeds of more than 3 Mbps and upload speeds of 1.8 Mbps. Upload tests have demonstrated that EVDO Rev A is 2 times faster than High Speed Downlink Packet Access (HSDPA) networks.
  SIRIUS Satellite Radio’s commercial-free music programming is now exclusively available on Bell Mobility multimedia phones.

Bell Aliant Regional Communications
Bell Aliant’s revenues were $826 million this quarter, or 1.3% higher than Q2 2006 due to growth in Internet and information technology services offsetting declines in legacy voice and data services. Operating income increased 5.8% to $183 million due to higher revenues, lower amortization expense and lower restructuring costs.

Telesat
Telesat’s revenues increased 34% to $161 million this quarter due to revenues from a non-recurring sale of satellite capacity and from the recent launch of Anik F3 satellite which became operational on May 1st. Operating income was $60 million, up 54% due to higher revenues partly offset by higher operating expenses.

Normal Course Issuer Bid
No common shares were purchased under the normal course issuer bid (NCIB) during Q2 2007 as the program was suspended pending completion of the company’s review of strategic alternatives. Although BCE has completed this review and has entered into a Definitive Agreement to be acquired, share purchases under the NCIB remain suspended.

Outlook
Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2007 guidance.

Guidance 2007E(i)
Bell
Revenue growth	3% - 5%
EBITDA growth	4% - 6%
Capital intensity	16% - 17%
BCE Inc.
EPS growth (ii)	4% - 7%
Free cash flow	$700M - $900M

BCE confirmed the 2007 financial guidance above. However, as previously stated, it expects to achieve the lower end of the guidance range for Revenue and EBITDA growth.

(i)	Bell’s 2007 financial guidance for revenues, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	Before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant.

Notes

The information contained in this news release is unaudited.

(1)	Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell’s ownership position.

(2)	The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. Please refer to the section of the BCE 2007 Q2 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of EBITDA to operating income. For 2007, we expect growth in operating income to be between 8% to 10% for Bell Canada, excluding Bell Aliant.

(3)	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. Please refer to the section of the BCE 2007 Q2 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of free cash flow to cash from operating activities. For 2007, BCE expects to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.6 billion to $5.8 billion less capital expenditures, total dividends and other investing activities.

(4)	The term net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings (or EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. Please refer to the section of the BCE 2007 Q2 MD&A entitled “Non-GAAP Financial Measures”, which is incorporated by reference in this news release, for a reconciliation of net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant to net earnings applicable to common shares on a total and per share basis.

Call with Financial Analysts

BCE will hold a conference call for financial analysts to discuss its second quarter results on Wednesday, August 1 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis.

To participate, please dial (416) 641-6105 or toll-free 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering passcode 3230467#. This conference call will also be webcast live and archived for 90 days on BCE’s website at: http://www.bce.ca/en/investors/investorevents/quarterlyresults/index.php. The MP3 file will also be available for download on this page shortly after the call.

Call with Media

BCE will also hold a conference call for the media to discuss its second quarter results on Wednesday, August 1, 2007 at 1:30 p.m. (Eastern).

To participate, please dial (514) 861-0443 or 1-866-542-4238 shortly before the start of the call. A replay will be available for one week. To access the replay, please dial (514) 861-2272 or 1-800-408-3053 and enter passcode 3230859#.

To sign up for an RSS feed of BCE’s corporate and financial news, please click here: http://www.bce.ca/en/news/rss/index.php.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this press release represent the expectations of BCE Inc., Bell Canada and their respective subsidiaries, joint ventures and associated companies (collectively we, us, our or BCE) as of August 1, 2007 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Material Assumptions

A number of Canadian economic and market assumptions were made by BCE in making forward-looking statements for 2007 contained in this release, including but not limited to: (i) Canadian GDP growth in 2007 to be essentially in line with GDP growth in 2006, consistent with estimates by the Conference Board of Canada, (ii) the Bank of Canada prime rate to increase from its 2006 year-end level and the Consumer Price Index, as estimated by Statistics Canada, to decline from its 2006 year-end level, (iii) growth in the overall Canadian telecommunications market revenues in 2007 to be in line with Canadian GDP growth, (iv) revenues of the residential wireline voice telecommunications market in Canada to continue to decrease in 2007 due to wireless substitution, competition and other factors including the Internet, (v) intense wireline competition in both the business and residential telecommunications markets in Canada to continue in 2007 mainly from cable companies, and (vi) the 2007 revenue growth rates of the Canadian wireless and video industries to be in line with 2006 and the 2007 revenue growth rate of the Canadian Internet market to be slightly lower than 2006.

In addition, BCE Inc.’s and Bell Canada’s 2007 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell Canada (excluding Bell Aliant) is based on certain assumptions concerning Bell Canada, including but not limited to: (i) revenue growth estimates for 2007 being based upon an assumption of increasing average revenue per unit (“ARPU”) across various lines of service, (ii) a wireless subscriber growth rate of 4% to 6%, a video subscriber growth rate of 0% to 2% and a high-speed Internet subscriber growth rate of 8% to 10%, (iii) Bell Canada’s residential network access services (NAS) losses to stabilize in 2007 compared to 2006, (iv) Bell Canada’s 2007 total net benefit plans cost, which assumes a discount rate of 5.3%, expected to be approximately $325 million, (v) the funding of our total net benefit plans in 2007 estimated to be approximately $300 million, (vi) Bell Canada’s capital intensity in 2007 being estimated to be in the 16% to 17% range, and (vii) 2007 productivity improvements at Bell Canada estimated at approximately $450 million.

Our guidance related to BCE Inc. is based on certain assumptions, including but not limited to: (i) in 2007, BCE to incur restructuring costs in the range of $100 million to $150 million, excluding costs associated with the review of strategic alternatives and to complete the privatization transaction, (ii) amortization expense for 2007 in the range of $3,200 million to $3,300 million, (iii) BCE’s effective tax rate in 2007 to be approximately 26%, excluding non-recurring items, and (iv) no significant escalation in cash taxes in 2007 as we accelerate the use of Bell Canada’s R&D tax credits.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of the related guidance and other forward-looking statements made at the date of this press release, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Risk factors that could cause actual results or events to differ materially from current expectations include, among other things: the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the increase in wireless competitive activity that could result from Industry Canada’s consultation concerning the possible licensing of additional wireless spectrum; the potential adverse impact on our business of wireless number portability; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects; our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services; our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend; our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions; potential legislation restricting in-vehicle use of cell phones; the availability and cost of capital required to implement our business plan and fund capital and other expenditures and the material adverse impact that BCE Inc.’s announcement on June 30, 2007 that it had entered into a definitive agreement (Definitive Agreement) for the purchase of BCE Inc. by an investor group led by Teachers’ Private Capital, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. may have on such availability and cost of capital; that the proposed disposition of Telesat is subject to approvals and other closing conditions, and the adverse impact on BCE’s liquidity should this transaction not be completed at all or as proposed; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; increased pension fund contributions; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and associated companies to pay dividends or otherwise make distributions to it to service BCE Inc.’s indebtedness and to pay associated dividends; the impact of Bell Aliant’s performance and the tax treatment of income trusts on Bell Aliant’s ability to make cash distributions to its unitholders; stock market volatility; the potential for licences on which we rely to provide services to be revoked or not renewed when they expire; launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

The completion of the proposed transaction contemplated by the Definitive Agreement is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities; (ii) required BCE Inc. shareholder approval; (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Definitive Agreement. There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement will not exercise their termination rights. In such cases, the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE Inc.’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE Inc. could have to pay the investor group significant fees and costs.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to the sections entitled “Competitive Environment”, “Regulatory Environment” and “Assumptions and Risks Underlying Our Forward-Looking Statements” of BCE Inc.’s 2006 annual MD&A contained on pages 39 to 55 of the Bell Canada Enterprises 2006 Annual Report filed by BCE Inc. with the U.S. Securities and Exchange Commission (SEC), under Form 40-F (available at www.sec.gov), and with the Canadian securities commissions (available at www.sedar.com), as updated in the sections entitled “Updates to Regulatory Environment” and “Assumptions and Risks Underlying Our Forward-Looking Statements” of BCE Inc.’s 2007 First and Second Quarter MD&As, dated May 1, 2007 and July 31, 2007, respectively, filed by BCE Inc. with the SEC under Form 6-K (also available at www.sec.gov) and with the Canadian securities commissions (also available at www.sedar.com). The above-mentioned sections of BCE Inc.’s 2006 annual MD&A and 2007 First and Second Quarter MD&As are incorporated by reference in this news release and are also available on BCE Inc.’s website www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc	Thane Fotopoulos
Bell Canada, Media Relations	BCE, Investor Relations
514 391-2007	514 870-4619
1-877-391-2007	thane.fotopoulos@bell.ca
pierre.leclerc@bell.ca